

October 13, 2010

Mr. Thomas C. Leonard
Chief Financial Officer
Pennichuck Corporation
25 Manchester Street
Merrimack, New Hampshire 03054

> **Re:** **Pennichuck Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended**
> **Filed May 21, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 000-18552**

Dear Mr. Leonard:

We have reviewed your responses and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1. We note your response to comment six in our letter dated August 30, 2010. Please supplementally confirm that you will revise your disclosure in future filings to contain the type of explanation that you included in your response.

Thomas C. Leonard
Pennichuck Corporation
October 13, 2010
Page 2

Item 9A. Controls and Procedures, page 87

2. We note your responses to comments 10 and 11 in our letter dated August 30, 2010,
    however your responses are unclear. Please provide us with your proposed revised
    disclosure, so that we may better evaluate your responses. For example:

    *   You indicate that you plan to "remove the reference to the level of assurance of
        [your] disclosure controls and procedures," but also that you will state that your
        controls and procedures were "designed to and were effective to provide reasonable
        assurance of achieving their objective." Please resolve this apparent inconsistency.
    *   Your response to comment 10 indicates that you will state that your disclosure
        controls and procedures are effective to ensure that information required to be
        disclosed in your reports "is accumulated and communicated to [y]our management."
        However, it is unclear whether you also intend to provide the rest of the definition of
        disclosure controls and procedures. If you include a portion of the definition of
        disclosure controls and procedures in your disclosure, you must include the entire
        definition. Refer to Exchange Act Rule 13a-15(e).

    In addition, the first sentence of your response to comment 10 is unclear. Your
    disclosure states that your officers concluded that your disclosure controls and procedures
    were effective "to provide reasonable assurance that information relating to the
    Company. . . required to be included in [y]our reports. . . is recorded, processed,
    summarized and reported within the time periods specified." Please confirm, if true, that
    your officers concluded for each of the relevant time periods that your disclosure controls
    and procedures *also* were effective to ensure that such information is accumulated and
    communicated to your management to allow timely decisions regarding required
    disclosure.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis, page 22

3. We note your response to comment 14 in our letter dated August 30, 2010, including the
    partial list of the component companies utilized in setting the benchmarks to determine
    the various components of your executive compensation packages. Please revise your
    proposed revised disclosure to identify all of the component companies utilized in setting
    these benchmarks.

4. We note your response to comment 15 in our letter dated August 30, 2010. However, it
    does not appear that your proposed revised disclosure fully responds to our comment.
    Your current disclosure states that 2009 "bonus determinations. . . were determined. . .
    based on the achievement of both corporate-level and individual goals and objectives."
    Please revise your disclosure to identify these goals and objectives, the extent to which
    they were met and the manner in which their achievement or non-achievement impacted

the level of compensation received. In addition, your current disclosure with respect to 2010 bonuses indicates that they will be based on "target income"; please revise to disclose the target income level. Also, please disclose the targets associated with the Key Customer Metrics and the "specific personal goals and objectives for the year," as well as the manner in which their achievement or non-achievement will impact the percentage of the bonus pool that is awarded to the executive officers.

Certain Relationships and Related Party Transactions, page 38

5. We note your response to comment 17 in our letter dated August 30, 2010, including your proposed revised disclosure that your audit committee "intends to approve only those related party transactions that are on terms no less favorable to the Company than could be obtained from independent third parties and are otherwise in, or are not inconsistent with, the best interest of the Company and its shareholders." Please expand your disclosure to discuss the standards to be applied and factors to be considered by your audit committee in determining whether a related party transaction is "in, or. . . not inconsistent with, the best interests of the Company." Refer to Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director